Exhibit 99.1

360 Finance Announces Second Quarter 2020 Unaudited Financial Results

SHANGHAI, China, Aug. 23, 2020 (GLOBE NEWSWIRE) — 360 Finance, Inc. (QFIN) (“360 Finance” or the “Company”), a data driven, technology empowered digital platform, today announced its unaudited financial results for the second quarter ended June 30, 2020.

Second Quarter Operational Highlights

•                      Total loan origination volume*1 was RMB58,905 million, representing an increase of 21.8% from RMB48,378 million in the same period of 2019. Loan origination volume under capital-light model within Platform Services was RMB14,616 million, an increase of 282.3% from RMB3,823 million in the same period of 2019.

•                      Total outstanding loan balance*2 was RMB78,480 million as of June 30, 2020, an increase of 28.0% from RMB61,289 million as of June 30, 2019. Outstanding loan balance under capital-light model within Platform Services was RMB18,840 million as of June 30, 2020, an increase of 438.9% from RMB3,496 million as of June 30, 2019.

•                      The weighted average tenor of loans*3 originated in the second quarter of 2020 was approximately 8.54 months, compared with 7.76 months in the same period of 2019, and 8.18 months in the first quarter of 2020.

•                      Cumulative registered users was 148.98 million, an increase of 36.3% from 109.28 million as of June 30, 2019, and an increase of 5.2% from 141.63 million as of March 31, 2020.

•                      Users with approved credit lines*4 was 27.71 million as of June 30, 2020, an increase of 44.1% from 19.23  million as of June 30, 2019, and an increase of 6.1% from 26.11 million as of March 31, 2020.

•                      Cumulative borrowers with successful drawdown, including repeat borrowers was 17.77 million as of June 30, 2020, an increase of 41.7% from 12.54 million as of June 30, 2019, and an increase of 5.7% from 16.81 million as of March 31, 2020.

•                      90 day+ delinquency ratio*5 was 2.82% as of June 30, 2020.

•                      The percentage of funding from financial institutions*6 in the second quarter of 2020 was 98%.

•                      Repeat borrower contribution*7 was 86.4%.

1 “Total loan origination volume” refers to the total principal amount of loans originated through the Company’s platform during the given period, including loans volume originated through Intelligence Credit Engine (“ICE”). “ICE” is an open platform on our “360 Jietiao” APP, we match borrowers and financial institutions through big data and cloud computing technology on “ICE”, and provide pre-loan investigation report of borrowers. For loans originated through “ICE”, the Company do not provide post-loan risk management nor bear principal risk.

2 “Total outstanding loan balance” refers to the total amount of principal outstanding for loans originated through the Company’s platform at the end of each period, including loan balance for “ICE”, excluding loans delinquent for more than 180 days.

3 For loan facilitated in the second quarter of 2020 and first quarter of 2020, we use the actual term for extinguished loans and use the contractual term for outstanding loans to calculate the weighted average tenor.

4 “Users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line by the Company at the end of each period.

5 “90 day+ delinquency ratio” refers to the outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. Loans that are charged-off and loans under “ICE” are not included in the delinquency rate calculation.

6 “The percentage of funding from financial institutions” is based on cumulative loan origination during the given period.

7 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan origination volume through our platform during that period.

Second Quarter 2020 Financial Highlights

•                      Total net revenue increased by 50.0% to RMB3,340.1 million (US$472.8 million) from RMB2,226.9 million in the same period of 2019.

•                      Income from operations increased by 19.7% to RMB993.2 million (US$140.6 million) from RMB829.6 million in the same period of 2019.

•                      Non-GAAP*8 income from operations increased by 17.2% to RMB1,058.9 million (US$149.9 million) from RMB903.2 million in the same period of 2019.

•                      Operating margin was 29.7%. Non-GAAP operating margin was 31.7%.

•                      Net income increased by 41.8% to RMB876.5 million (US$124.1 million) from RMB618.2 million in the same period of 2019.

•                      Non-GAAP net income increased by 36.2% to RMB942.1 million (US$133.4 million) from RMB691.7 million in the same period of 2019.

•                      Net income margin was 26.2%. Non-GAAP net income margin was 28.2%.

8 Non-GAAP income from operations (Adjusted Income from operations) and Non-GAAP net income (Adjusted net income) are non-GAAP financial measures. For more information on this non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Mr. Haisheng Wu, Chief Executive Officer and Director of 360 Finance, commented, “We are very excited to report a series of record breaking financial and operational metrics for the second quarter of 2020 despite the still challenging macro environment. Loan origination volume reached a record RMB58.9 billion, an increase of 22% year-on-year. More importantly, over 25% of the loan origination was under the capital-light model and other technology solutions*9, for which we bear no or limited principal risk. The continued progress in the capital-light model is consistent with our long-term strategy to build a data driven, technology empowered digital platform. To better reflect such long-term strategy, we recently announced a proposed change of our corporate legal name to 360 DigiTech from 360 Finance, pending shareholders’ approval.

The first half of 2020 was an extraordinary period of time for us and the industry. With our effective risk management and solid overall execution we not only navigated through the extreme market condition induced by COVID-19 with strong performance, but also thrived in the market recovery thereafter and further solidified our leadership position in the industry. We have seen both customer demand and asset quality return to pre-pandemic levels at the end of the second quarter, and some metrics were even at the best levels ever.

On the regulation front, the official release of the “Interim Measures for Administration of Internet Loans Issued by Commercial Banks” by the China Banking and Insurance Regulatory Commission in July effectively validated our business model and cleared a major overhang to the industry. The recently announced “Guidelines on Laws Applicable to Trials of Private Lending Cases” by the Supreme People’s Court of China set the new court protected interest rate cap for private lending. Although our business is almost entirely dealing with institutional lending, we believe this new guideline is consistent with our view that the overall interest rate in China will gradually trend lower in the intermediate term and our business planning has been largely based on that assumption. We are confident that we should be able to make timely adjustment to our operations to comply with updating regulatory environment while maintaining strong business momentum and pursuing our long-term strategic goals.”

“During the quarter, total revenue reached RMB3.34 billion and none-GAAP net income reached RMB942 million. The record-setting financial results further demonstrated the resilience and flexibility of our operations.” Mr. Alex Xu, Chief Financial Officer, commented “As we experienced robust recovery in our business, we continued to improve operational efficiency. Unit customer acquisition cost remained near recent lows and weighted average funding cost reached a new low during the quarter. Meanwhile we are very pleased to see progresses in new products. V-pocket, a virtual credit card product we re-launched in the previous quarter, crossed multiple milestones with explosive growth, despite still in the pilot stage. This product noticeably increased stickiness and activity levels of our users. We will continue to enhance features of new products and optimize their risk profile with a broader user base. While there are still lingering uncertainties concerning our industry and our operations, we remain confident to achieve our operational targets.”

Mr. Yan Zheng, Chief Risk Officer of 360 Finance, added, “Since mid-May we have seen much better than expected recovery in asset quality. Among the key leading indicators, Day-1 delinquency*10 decreased to approximately 6.2% at the end of the second quarter from approximately 7.8% at the peak of COVID-19. This was even better than the pre-pandemic level of approximately 6.5%. Meanwhile the 30-day collection rate*11 also improved to the pre-pandemic level of approximately 88% at the end of the second quarter, compared to the February low of approximately 80%. Furthermore we are encouraged to see these metrics continue to improve into the current quarter. This is clearly indicative of the strength and resilience of our risk control system and the effectiveness and flexibility of our post-lending management operations.”

9 “We’ve used mainly data technology tools and AI risk management systems in the process of providing such services as loan facilitation, post-origination and borrowers’ referral to our customers. Revenue from these technology powered services amount to 48% of our total net revenue. “

10 “D1 delinquency rate” is defined as (i) the total amount of principal that became overdue as a specified date, divided by (ii) the total amount of principal that was due for repayment as of such date.

11 “M1 collection rate” is defined as (i) the amount of principal that was repaid in one month among the total amount of principal that became overdue as a specified date, divided by (ii) the total amount of principal that became overdue as a specified date.

Second Quarter 2020 Financial Results

Total net revenues was RMB3,340.1 million (US$472.8 million), compared to RMB2,226.9 million in the same period of 2019, and RMB3,182.9 million in the prior quarter.

Net revenue from Credit Driven Services was RMB3,081.1 million (US$436.1 million), compared to RMB2,015.2 million in the same period of 2019, and RMB2,810.1 million in the prior quarter. The year-over-year growth was mainly due to the releasing of guarantee liabilities under the new accounting standard, and the sequential growth was mainly driven by increase in loan origination.

Loan facilitation and servicing fees-capital heavy were RMB1,353.9 million (US$191.6 million), compared to RMB1,679.4 million in the same period of 2019 and RMB1,167.1 million in the prior quarter. The year-over-year decrease was primarily due to a decrease in loan origination volume under the capital-heavy model as we gradually increase the contribution of capital-light model. The sequential growth was mainly related to the recovery of our operations post-COVID-19.

Financing income*12 was RMB628.1 million (US$88.9 million), compared to RMB234.3 million in the same period of 2019 and RMB609.4 million in the prior quarter. The growth was primarily due to an increase in loan balance through the consolidated trusts.

Revenue from releasing of guarantee liabilities was RMB1,076.6 million (US$152.4 million), compared to RMB47.3 million in the same period of 2019, and RMB1,006.2 million in the prior quarter. The year-over-year increase was mainly due to the change of accounting standard.

Other services fees wereRMB22.6 million (US$3.2 million), compared to RMB54.2 million in the same period of 2019, and RMB27.4 million in the prior quarter. The decreases were primarily due to the decline of late payment fees.

Net revenue from Platform Services was RMB258.9 million (US$36.7 million), compared to RMB211.8 million in the same period of 2019 and RMB372.8 million in the prior quarter.

Loan facilitation and servicing fees-capital light were RMB178.6 million (US$25.3 million), compared to RMB114.1 million in the same period of 2019 and RMB303.6 million in the prior quarter. The year-over-year increase was primarily due to growth in loan origination volume under capital-light model.

Referral services fees were RMB64.5 million (US$9.1 million), compared to RMB96.3 million in the same period of 2019 and RMB54.6 million in the prior quarter. The year-over-year decline was primarily due to a decrease in volume of referral business as a result of a more conservative customer acquisition strategy adopted during the first half of 2020 in the backdrop of the COVID-19.

Other services fees were RMB15.9 million (US$2.2 million), compared to RMB1.3 million in the same period of 2019 and RMB14.7 million in the prior quarter. The increases were mainly due to growth in revenue from late fees and in loan origination volume under capital-light model.

Total operating costs and expenses were RMB2,346.8 million (US$332.2 million), compared to RMB1,397.3 million in the same period of 2019 and RMB2,998.7 million in the prior quarter.

Origination and servicing expenses were RMB399.8 million (US$56.6 million), compared to RMB256.2 million in the same period of 2019 and RMB347.7 million in the prior quarter. The increases were primarily due to growth in loan origination volume and an increase in collection fees since we proactively expanded our collection operations to cope with market uncertainty.

Funding costs were RMB161.1 million (US$22.8 million), compared to RMB64.7 million in the same period of 2019 and RMB158.6 million in the prior quarter. The increases were mainly driven by growth in loan origination volume while funding cost percentage continued to decline.

Sales and marketing expenses were RMB269.1 million (US$38.1 million), compared to RMB837.8 million in the same period of 2019 and RMB223.0 million in the prior quarter. The year-over-year decline was primarily due to a more conservative customer acquisition strategy and more effective customer acquisition operations during the first half of 2020.

General and administrative expenses were RMB109.5 million (US$15.5 million), compared to RMB126.6 million in the same period of 2019 and RMB108.7 in the prior quarter. The year-over-year decline in general and administrative expenses reflected our continued effort to improve operational efficiency, while professional fees and rental fees increased and payroll decreased.

Provision for loans receivable was RMB218.6 million (US$30.9 million), compared to RMB37.3 million in the same period of 2019 and RMB307.3 million in the prior quarter. The year-over-year increase was mainly due to the change of accounting standard.

Provision for financial assets receivable was RMB79.2 million (US$11.2 million), compared to RMB31.8 million in the same period of 2019 and RMB93.7 million in the prior quarter. The outbreak of COVID-19 during the first half of 2020 had an impact on the expected default rates, we provided increased allowance to ensure sufficient coverage for loans facilitated both in prior periods and current quarter.

Provision for accounts receivable and contract assets was RMB90.8 million (US$12.9 million), compared to RMB43.0 million in the same period of 2019 and RMB57.0 in the prior quarter. The outbreak of the COVID-19 during the first half of 2020 had an impact on the expected default rates, we provided increased allowance to ensure sufficient coverage.

Provision for contingent liability was RMB1018.9 million (US$144.2 million), compared to RMB1,702.8 million in the prior quarter. The sequential decline was mainly due to reduction of allowance for loans originated in prior quarters as those loans performed better than initially expected.

Income from operations was RMB993.2 million (US$140.6 million), compared to RMB829.6 million in the same period of 2019 and RMB184.2 million in the prior quarter.

Non-GAAP income from operations was RMB1,058.9 million (US$149.9 million), compared to RMB903.2 million in the same period of 2019 and RMB255.5 million in the prior quarter.

Operating margin was 29.7%. Non-GAAP operating margin was 31.7%.

Income before income tax expense was RMB1,042.7 million (US$147.6million), compared to RMB791.1 million in the same period of 2019 and RMB228.1 million in the prior quarter.

Income taxes expense was RMB166.3 million (US$23.5 million). Effective tax rate was 15%, compared to 20% in the same period of 2019 and 15% in the prior quarter.

Net income attributed to the Company was RMB876.5 million (US$124.1 million), compared to RMB618.2 million in the same period of 2019 and RMB183.2 million in the prior quarter.

Non-GAAP net income attributed to the Company was RMB942.2 million (US$133.4 million), compared to RMB691.7 million in the same period of 2019 and RMB254.5 million in the prior quarter.

Net income margin was 26.2%. Non-GAAP net income margin was 28.2%.

Net income per fully diluted ADS was RMB5.76 (US$0.82).

Non-GAAP net income per fully diluted ADS was RMB6.19 (US$0.88).

Weighted average basic ADS used in calculating GAAP and non-GAAP net income per ADS was 147.87 million.

Weighted average diluted ADS used in calculating GAAP and non-GAAP net income per ADS was 152.29 million.

12 “Financing income” is generated from loans originated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

M6+ Delinquency Rate by Vintage

The following chart and table display the historical cumulative M6+ delinquency rates by loan origination vintage for all loans originated through the company’s platform:

http://ml.globenewswire.com/Resource/Download/36459612-a9ad-4e6a-851a-f3b68402a527

Recently Adopted Accounting Guidance

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments which has subsequently been amended by ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-10, ASU 2019-11 and ASU 2020-03. This ASU is intended to improve financial reporting by requiring timelier recording of credit losses on loans and other financial instruments held by financial institutions and other organizations. This ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2019, including final periods within those fiscal years.

We have adopted the new standard effective January 1, 2020, using the modified retrospective transition method. The new guidance requires the recognition of credit losses to be measured using an expected credit loss model (referred to as the current expected credit loss (CECL) model). ASC 326 establishes a new accounting principle which requires gross accounting for guarantee liability. That is, to record both a guarantee obligation and an allowance for credit losses, calculated using the CECL impairment model, in addition to the guarantee obligation under ASC 460. As a result, at inception of the guarantee, we have recognized both a stand-ready guarantee liability under ASC 460 with an associated financial assets receivable, and a contingent guarantee liability with an allowance for credit losses under CECL model. Subsequent to the initial recognition, the ASC 460 stand-ready guarantee is recognized into guarantee revenue over the term of the guarantee, while the contingent guarantee is reduced by the payouts made by the company to compensate the investors upon borrowers’ default. Upon adoption, we recognized the cumulative effect of approximately RMB1.43 billion after tax as a decrease to the opening balance of retained earnings and RMB1.9 billion as an increase to the opening balance of guarantee liabilities as of January 1, 2020.

Business Outlook

While the Company continues to maintain strong business momentum, it is still prudent to take a conservative approach in business and financial planning given recent changes in regulatory front. As such the Company will maintain its total loan origination volume guidance for fiscal year 2020 to be in the range of RMB 200 billion to RMB 220 billion. This forecast reflects the Company’s current and preliminary views, which is subject to change.

Conference Call

360 Finance’s management team will host an earnings conference call at 8:00 AM U.S. Eastern Time on Monday, August 24, 2020 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	+1-646-722-4977
Hong Kong:	+852-3027-6500
Mainland China:	400-821-0637
International:	+65-6408-5782
PIN:	94065487#

Please dial in 15 minutes before the call is scheduled to begin and provide the PIN to join the call.

A telephone replay of the call will be available after the conclusion of the conference call until August 31, 2020:

United States:	+1-646-982-0473
International:	+65-6408-5781
Access code:	319336601#

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at ir.360jinrong.net.

About 360 Finance

360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”) is a leading digital consumer finance platform and the finance partner of the 360 Group. The Company provides tailored online consumer finance products to prime, underserved borrowers funded primarily by its funding partners. The Company’s proprietary technology platform enables a unique user experience supported by resolute risk management. When coupled with its partnership with 360 Group, the Company’s technology translates to a meaningful borrower acquisition, borrower retention and funding advantage, supporting the rapid growth and scaling of its business.

For more information, please visit: ir.360jinrong.net

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

We use non-GAAP income from operation, non-GAAP operation margin, non-GAAP net income and non-GAAP net income margin in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses, and non-GAAP net income represents net income excluding share-based compensation expenses. Such adjustments have no impact on income tax. We believe that non-GAAP income from operation and non-GAAP net income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that non-GAAP income from operation and non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0651 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 30, 2020.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 360 Finance may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook for 2019, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in 360 Finance’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 Finance does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 Finance

E-mail: ir@360jinrong.net

Christensen

In China

Mr. Eric Yuan

Phone: +86-138-0111-0739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

360 Finance, Inc

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)
except for number of shares and per share data, or otherwise noted)

	December 31,	June 30,	June 30,
	2019	2020	2020
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	2,108,123	3,823,221	541,142
Restricted cash	1,727,727	2,920,013	413,301
Security deposit prepaid to third-party guarantee companies	932,983	694,882	98,354
Funds receivable from third party payment service providers	118,860	239,870	33,951
Accounts receivable and contract assets, net	2,332,364	1,879,332	266,002
Financial assets receivable, net	1,912,554	2,560,544	362,421
Amounts due from related parties	478,767	291,262	41,225
Loans receivable, net	9,239,565	9,261,127	1,310,827
Prepaid expenses and other assets	652,545	502,935	71,189
Total current assets	19,503,488	22,173,186	3,138,412
Non-current assets:
Accounts receivable and contract assets, net-non current	19,508	251,194	35,554
Financial assets receivable, net-non current	59,270	422,398	59,787
Property and equipment, net	17,113	20,795	2,943
Intangible assets	3,512	2,997	424
Deferred tax assets	697,348	1,048,321	148,380
Other non-current assets	55,362	61,877	8,758
Total non-current assets	852,113	1,807,582	255,846
TOTAL ASSETS	20,355,601	23,980,768	3,394,258

LIABILITIES AND EQUITY LIABILITIES
Current liabilities:
Payable to investors of the consolidated trusts-current	4,423,717	4,893,594	692,643
Accrued expenses and other current liabilities	720,918	1,072,941	151,865
Amounts due to related parties	55,622	66,056	9,350
Short term loans	200,000	188,314	26,654
Guarantee liabilities-stand ready	2,212,125	3,098,504	438,565
Guarantee liabilities-contingent	734,730	3,072,975	434,951
Income tax payable	1,056,219	767,271	108,600
Other tax payable	263,856	131,548	18,619
Total current liabilities	9,667,187	13,291,203	1,881,247
Non-current liabilities:
Deferred tax liabilities	—	18,177	2,573
Payable to investors of the consolidated trusts-noncurrent	3,442,500	3,634,829	514,477
Other long-term liabilities	31,184	28,030	3,967
Total non-current liabilities	3,473,684	3,681,036	521,017
TOTAL LIABILITIES	13,140,871	16,972,239	2,402,264
Ordinary shares	20	21	3
Additional paid-in capital	5,117,184	5,254,235	743,689
Retained earnings	2,071,332	1,700,858	240,741
Other comprehensive income	24,906	52,307	7,404
TOTAL 360 FINANCE INC EQUITY	7,213,442	7,007,421	991,837
Noncontroling interests	1,288	1,108	157
TOTAL EQUITY	7,214,730	7,008,529	991,994
TOTAL LIABILITIES AND EQUITY	20,355,601	23,980,768	3,394,258

360 Finance, Inc

Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)
except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,			Six months ended June 30,
	2019	2020	2020	2019	2020	2020
	RMB	RMB	USD	RMB	RMB	USD
Credit driven services	2,015,172	3,081,104	436,101	3,905,292	5,891,154	833,839
Loan facilitation and servicing fees-capital heavy	1,679,410	1,353,871	191,628	3,439,592	2,520,990	356,823
Financing income	234,275	628,117	88,904	314,460	1,237,513	175,159
Revenue from releasing of guarantee liabilities	47,331	1,076,555	152,376	84,682	2,082,731	294,791
Other services fees	54,156	22,561	3,193	66,558	49,920	7,066
Platform services	211,776	258,948	36,651	330,635	631,793	89,424
Loan facilitation and servicing fees-capital light	114,092	178,588	25,277	128,738	482,210	68,252
Referral services fees	96,341	64,497	9,129	199,716	119,063	16,852
Other services fees	1,343	15,863	2,245	2,181	30,520	4,320
Total net revenue	2,226,948	3,340,052	472,752	4,235,927	6,522,947	923,263
Origination and servicing	256,180	399,766	56,583	463,786	747,419	105,790
Funding costs	64,682	161,062	22,797	90,746	319,676	45,247
Sales and marketing	837,790	269,054	38,082	1,528,041	492,062	69,647
General and administrative	126,646	109,488	15,497	223,646	218,219	30,887
Provision for loans receivable	37,279	218,569	30,936	54,798	525,828	74,426
Provision for financial assets receivable	31,778	79,199	11,210	56,910	172,923	24,476
Provision for accounts receivable and contract assets	42,966	90,811	12,853	128,993	147,787	20,918
Provision for contingent liabilities	—	1,018,860	144,210	—	2,721,617	385,220
Total operating costs and expenses	1,397,321	2,346,809	332,168	2,546,920	5,345,531	756,611
Income from operations	829,627	993,243	140,584	1,689,007	1,177,416	166,652
Interest (expense) income, net	(5,109)	15,228	2,155	(1,932)	24,978	3,535
Foreign exchange (loss) gain	(35,264)	4,685	663	(2,728)	(23,887)	(3,381)
Other income, net	1,854	29,569	4,185	23,896	92,290	13,063
Income before income tax expense	791,108	1,042,725	147,587	1,708,243	1,270,797	179,869
Income taxes expense	(172,929)	(166,260)	(23,533)	(370,125)	(211,177)	(29,890)
Net income	618,179	876,465	124,054	1,338,118	1,059,620	149,979
Net loss attributable to noncontrolling interests	—	49	7		302	43
Net income attributable to ordinary shareholders of the Company	618,179	876,514	124,061	1,338,118	1,059,922	150,022
Net income per ordinary share attributable to ordinary shareholders of 360 Finance, Inc.
Basic	2.15	2.96	0.42	4.65	3.60	0.51
Diluted	2.04	2.88	0.41	4.43	3.50	0.49

Net income per ADS attributable to ordinary shareholders of 360 Finance, Inc.
Basic	4.30	5.93	0.84	9.30	7.19	1.02
Diluted	4.07	5.76	0.82	8.86	6.99	0.98

Weighted average shares used in calculating net income per ordinary share
Basic	287,652,707	295,737,611	295,737,611	287,652,707	294,669,797	294,669,797
Diluted	303,477,406	304,583,237	304,583,237	301,933,074	303,261,250	303,261,250

360 Finance, Inc

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)
except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,
	2019	2020	2020
	RMB	RMB	USD
Net income	618,179	876,465	124,054
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	37,483	(3,559)	(504)
Other comprehensive income (loss)	37,483	(3,559)	(504)
Total comprehensive income	655,662	872,906	123,550
Net loss attributable to noncontrolling interests	—	49	7
Comprehensive income attributable to ordinary shareholders	655,662	872,955	123,557

	Six months ended June 30,
	2019	2020	2020
	RMB	RMB	USD
Net income	1,338,118	1,059,620	149,979
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	(2,530)	27,401	3,878
Other comprehensive (loss) income	(2,530)	27,401	3,878
Total comprehensive income	1,335,588	1,087,021	153,857
Net loss attributable to noncontrolling interests	—	302	43
Comprehensive income attributable to ordinary shareholders	1,335,588	1,087,323	153,900

360 Finance, Inc

Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)
except for number of shares and per share data, or otherwise noted)

	Three months ended June 30,
	2019	2020	2020
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	618,179	876,465	124,054
Add: Share-based compensation expenses	73,537	65,677	9,296
Non-GAAP net income	691,716	942,142	133,350
Non-GAAP net income margin	31.1%	28.2%
GAAP net income margin	27.8%	26.2%

Net income attributable to shareholders of 360 Finance, Inc	618,179	876,514	124,061

Non-GAAP net income attributable to shareholders of 360 Finance, Inc	691,716	942,191	133,357
Weighted average ADS used in calculating net income per ordinary share	151,738,703	152,291,619	152,291,619
Net income per ADS attributable to ordinary shareholders of 360 Finance, Inc. -diluted	4.07	5.76	0.81
Non-GAAP net income per ADS attributable to ordinary shareholders of 360 Finance, Inc. -diluted	4.56	6.19	0.88

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	829,627	993,243	140,584
Add: Share-based compensation expenses	73,537	65,677	9,296
Non-GAAP Income from operations	903,164	1,058,920	149,880
Non-GAAP operating margin	40.6%	31.7%
GAAP operating margin	37.3%	29.7%

	Six months ended June 30,
	2019	2020	2020
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	1,338,118	1,059,620	149,979
Add: Share-based compensation expenses	142,382	137,051	19,398
Non-GAAP net income	1,480,500	1,196,671	169,377
Non-GAAP net income margin	35.0%	18.3%
GAAP net income margin	31.6%	16.2%

Net income attributable to shareholders of 360 Finance, Inc	1,338,118	1,059,922	150,022

Non-GAAP net income attributable to shareholders of 360 Finance, Inc	1,480,500	1,196,973	169,420
Weighted average ADS used in calculating net income per ordinary share	150,966,537	151,630,625	151,630,625
Net income per ADS attributable to ordinary shareholders of 360 Finance, Inc. -diluted	8.86	6.99	0.99
Non-GAAP net income per ADS attributable to ordinary shareholders of 360 Finance, Inc. -diluted	9.81	7.89	1.12

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	1,689,007	1,177,416	166,652
Add: Share-based compensation expenses	142,382	137,051	19,398
Non-GAAP Income from operations	1,831,389	1,314,467	186,050
Non-GAAP operating margin	43.2%	20.2%
GAAP operating margin	39.9%	18.1%